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CIBT Expands Partnership with Yunnan Open University of China

April 12th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) announces that it has signed an expansion agreement with Yunnan Open University (“Yunnan OU”) formerly known as Yunnan Radio Television University, to increase the scope of the initial agreement to include the implementation of the Global Learning Center (“GLC”) platform into the joint program.  The initial rollout of the Global Learning Center to Yunnan OU will include English Teacher Certification (“TESOL”) and Hotel and Hospitality Management training through CIBT’s subsidiaries based in Canada and China.

Since CIBT announced the partnership with Yunnan OU on January 25, 2010, nearly 1,000 students have enrolled in the joint program.  The success of the first year of this partnership with CIBT has prompted Yunnan OU to expand the relationship by offering CIBT programs utilizing the company’s newly launched GLC learning platform.  CIBT’s video conferencing technology is broadcast from the company’s Vancouver based studio and includes fully interactive instructional learning delivered by western teachers in real time.

Yunnan Open University, is a division of The Open University of China (formally China Central Radio Television University), which has 3.2 million students in its educational system.  Yunnan OU is located in Yunnan province and has a current enrolment of 120,000 students, making it the largest University within the province of Yunnan.

GDP for the province of Yunnan was over $107B USD in 2010 with major industry contributors that include tobacco, biology, mining, and tourism.  With a focus on the development of their major industries, the province has completed major construction on highways, railways and other transportation infrastructure.  Yunnan has a population of over 45 million ranking it the 12th most populated province in China.

About Yunnan Open University

Established in 1979, Yunnan Open University is a university directly under the Ministry of Education, giving it the highest level of university accreditation in the Chinese education system.  With its main campus in Kunming City, Yunnan Province, the institution is the largest university in Yunnan Province with 66 campuses and 111 teaching locations. With 1,515 staff, 825 faculty members and over 130,000 graduates, current enrolment at the university is 120,000 students.

Yunnan Open University employs a wide range of media for its delivery of programs such as radio, television, language teaching materials, audio-visual materials, computer courseware and networks to deliver long-distance education programs to students across China. It was the first university college to deliver distance training based on a combination of Satellite TV Network, Computer Network and Teaching Management Network.  The university offers many programs through their various schools including the School of Humanities, School of Science and Engineering, School of Economics, School of Modern Educational Technology, as well as a vocational training school.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that state the future plans of the GLC platform and the benefits to partner schools, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered through the GLC platform; uncertainties as to the acceptance of the GLC platform in Asia; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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